EXHIBIT 99.1

Precision Drilling Introduces Capital Allocation Framework Through 2025 and Provides Balance Sheet and Operational Updates

CALGARY, Alberta, Jan. 06, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) provides a series of announcements including: 1) An introduction to its capital allocation framework through 2025; 2) 2021 debt reduction and year-end liquidity updates; and 3) Operations update for drilling activity, Alpha™ technologies and EverGreen™ solutions.

Capital Allocation Framework Through 2025

Precision’s debt reduction plans will continue with the goal of repaying over $400 million in debt over the next four years and reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.5 times. At the end of 2025, Precision expects to have reduced debt by well over $1 billion since 2018. In addition to debt reduction targets through 2025, Precision plans to allocate 10% to 20% of free cash flow before debt principal repayments toward the return of capital to shareholders. Precision will continue to support its High Performance, High Value strategy by investing in routine fleet maintenance, Alpha™ technologies, EverGreen™ solutions and contracted Super Series rig upgrades as market conditions and customer demand warrant.

2021 Debt Repayment and Liquidity Update

Precision reduced total debt by $115 million in 2021, exceeding the midpoint of its annual debt reduction goal of $100 million to $125 million. Since the beginning of 2018, Precision has paid down approximately $665 million of debt. As of December 31, 2021, Precision’s outstanding debt obligations included:

  US$118 million – Senior Credit Facility due June 18, 2025
  US$348 million – 7.125% senior notes due January 15, 2026
  US$400 million – 6.875% senior notes due June 15, 2029

In addition, Precision has approximately US$25 million of real estate credit facilities due in 2025 and 2026. Precision’s run rate cash interest expense to start 2022 is expected to be approximately $75 million. The Company ended 2021 with over $530 million of total liquidity including a cash balance of approximately $40 million and revolver availability.

Operations Update

Precision continues to experience increased demand for drilling services, Alpha™ technologies and EverGreen™ solutions into 2022.

Drilling Activity

In the fourth quarter of 2021, Precision’s average active rig count was 52 for Canada, 45 for the U.S., and six internationally. As of January 6, 2022, Precision has 66 active rigs in Canada and 50 active rigs in the U.S., representing increases of 38% and 61%, respectively, from the same date in 2021. Precision continues to have six rigs active internationally.

For the first quarter of 2022, Precision expects its Canadian average drilling activity to be up approximately 40% compared with 2021, while average U.S. activity is expected to be up approximately 60% year over year with our active rig count continuing to trend higher through the next several quarters.

Alpha™

Precision exited the year with 47 AC Super Triple Alpha-rigs equipped with our AlphaAutomation™ platform, a 26% increase from the beginning of 2021. Our fourth quarter paid AlphaApp™ days increased 50% compared with the third quarter of 2021 and 440% compared to the fourth quarter of 2020. Precision added four new Alpha™ customers in the fourth quarter.

EverGreen™

Precision’s EverGreen™ suite of environmental solutions expects three Battery Energy Storage System deployments in the first quarter with several additional pending commitments by mid-year. In addition, by the end of the first quarter, we expect to have eight Integrated Power & Emissions Monitoring Systems deployed as our customers are expressing keen interest in establishing a real-time wellsite Greenhouse Gas (GHG) footprint and gaining insight into the correlation between power demand, fuel consumption and resulting GHG emissions throughout the well construction process. Capturing and analyzing a pool of data across different rigs, well profiles, engine types and geographic areas, will meaningfully improve both Precision’s and its customers understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

CFO Quote

Precision’s CFO, Carey Ford stated: “Precision achieved its 2021 debt reduction target, despite incurring approximately $50 million of debt increases or calls on cash resulting from debt refinancings and activity-driven increases in capital expenditures and working capital throughout the year. We expect to continue to generate strong free cash flow over the next several years by maximizing our operating leverage in an increasing activity environment, bolstered by Precision’s global scale, high-quality, digitally-enabled Super Series fleet and lean fixed cost structure. In addition to continued debt reduction progress and disciplined high-return investments in our rig fleet, we believe Precision’s existing debt structure and reduced interest expense position the Company to increase shareholder value through allocating a higher percentage of free cash flow to the return of capital to shareholders.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  anticipated future activity levels;
  anticipated demand for drilling, Alpha™ and EverGreen™ services;
  anticipated cash interest expense;
  anticipated free cash flow;
  anticipated capital spending plans; and
  our future debt reduction and shareholder capital return plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the success of our response to the COVID-19 global pandemic;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  the success of our response to the COVID-19 global pandemic;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and GHG emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6100
Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com